Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: JANUARY 2004

Commission File No:  001-13922

PETRO-CANADA

(Name of registrant)

150 - 6th Avenue S.W.

Calgary, Alberta

Canada T2P 3E3

(Address of Principal Executive Offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F    _

Form 40-F     X

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes

No    X

[If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):

_______________________________________________________________________________________

Exhibit Index

Exhibit

Description of Exhibit

1

Petro-Canada Annual and Special Meeting of Shareholders

_______________________________________________________________________________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  January 29, 2004

PETRO-CANADA

/s/ W. A. (Alf) Peneycad

Name:

W. A. (Alf) Peneycad

Title:

Vice-President, General Counsel,

Corporate Secretary and Chief Compliance Officer

_______________________________________________________________________________________

Exhibit 1

CIBC Mellon Global Securities Services Company

CIBC Mellon Trust Company

January 28, 2004

BC Securities Commission	Alberta Securities Commission
Saskatchewan Securities Commission	Manitoba Securities Commission
Ontario Securities Commission	Quebec Securities Commission
The Office of the Administrator of Securities - New Brunswick	Nova Scotia Securities Commission Securities Division - Newfoundland
Registrar of Securities - Prince Edward Island	Registrar of Securities - N.W.T.
Registrar of Securities - Nunavut	Registrar of Securities - Yukon
TSX Venture Exchange	Montreal Stock Exchange
The Toronto Stock Exchange	New York Stock Exchange - Attention: Sandra Beckford
Corporation Directorate

Dear Sirs:

RE:

Petro-Canada

Annual and Special Meeting of Shareholders

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual and Special Meeting of Shareholders:

DATE OF MEETING

April 27, 2004

RECORD DATE FOR NOTICE:

March 11, 2004

RECORD DATE FOR VOTING:

March 11, 2004

BENEFICIAL OWNERSHIP DETERMINATION DATE:

March 11, 2004

SECURITIES ENTITLED TO NOTICE:

Common

SECURITIES ENTITLED TO VOTE:

Common

ROUTINE BUSINESS ONLY:

NO

Yours truly,

CIBC MELLON TRUST COMPANY

“Signed”

Ingrid Dunn

Associate Manager

Client Relations

(403) 232-2443

email:  ingrid_dunn@cibcmellon.com

cc:

Daryn MacEachern, Petro-Canada

CDS & Co.

Judy Power, CIBC Mellon Trust Company